WEX Inc.
97 Darling Avenue
South Portland, ME 04106

August 9, 2016
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Craig D. Wilson

Re:     WEX, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Filed April 27, 2016
File No. 001-32426

Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from Craig D. Wilson, Sr. Asst. Chief Accountant, of the Staff of the Securities and Exchange Commission to WEX Inc. (“WEX” or the “Company”), dated July 8, 2016.
All responses set forth below are keyed to the numbering of the comments and to the headings used in Mr. Wilson’s letter. The Staff’s comments are in bold italics and our responses and supplemental information are in plain type.

Form 10-K for the Fiscal Year Ended December 31, 2015
Consolidated Statements of Income, page 62

1.
We note your response to our prior comment 1 regarding the generation of your finance fees and interest income. We also note your response dated May 13, 2009 to comment five where you stated that “Wright Express is a hybrid — it has both an Article 5 component and an Article 9 component that are integral. Accordingly, the Company believes FSC has reflected interest and dividends appropriately as revenues under Rule 9-04 of S-X.” We further note that WEX Bank, a Utah industrial bank, is

We see corporate payments differently.
1

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

one of the significant subsidiaries through which you conduct your operations. Revise your future filings to break out your finance fees and interest income each separately on the face of your Statements of Income as required by Rule 5-03 and Rule 9-04 of Regulation S-X and revise your Management’s Discussion and Analysis section (MD&A) accordingly. To the extent you believe and are able to support that your interest income is immaterial to your results of operations for separate presentation on the face of your income statement, revise your future filings to separately disclose the amount of interest income in your footnotes and MD&A. Please note Article 9 does not provide the 10% threshold.

Finance Fees

Although the Company is not a bank holding company, in order to provide the readers a better understanding of the revenue streams for our customers, we will revise future filings, beginning with our Form 10-Q filed today, to disaggregate revenue on the face of the income statement, within our segment disclosures in the notes to the financial statements, and in our MD&A. We will provide revenue disaggregated into payment processing revenue, account servicing revenue, finance fee revenue, and other revenue.

The following sample presentation will be included in our income statement and carried through to the notes to the financial statements and our MD&A in future filings.

Revenues
Payment processing revenue
Account servicing revenue
Finance fee revenue
Other revenue
Total Revenues

We see corporate payments differently.
2

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

Interest Income:

Our interest income for the year ended December 31, 2015 was as follows:

In Millions	2015
Interest income from all banking relationships	$1.6
Interest income received from cardholders	$5.6
Total Interest income	$7.2
Consolidated revenues	$854.6
Interest income as a % of total revenue	0.84%

Interest income from all banking relationships is included within the other revenue line item and is broken down by segment as follows:

Fleet Solutions	$1.3 million
Travel and Corporate Solutions	$0.3 million
Health and Employee Benefit Solutions	$0.0 million
Total	$1.6 million

Interest income received from cardholders is included within the finance fee revenue line item and is broken down by segment as follows:

Fleet Solutions	$0.5 million
Travel and Corporate Solutions	$0.0 million
Health and Employee Benefit Solutions	$5.1 million
Total	$5.6 million

The Company believes that our interest income is not material to our overall income statement as all sources of interest income represents less than 1% of our total revenue for 2015 as illustrated above. On this basis, we do not believe that separate presentation of interest income on the face of our income statement is required; however, we will revise our future filings to separately disclose the amount of interest income in our footnotes and MD&A. Please also see pages 24 and 37 in our second quarter Form 10-Q filing.

We see corporate payments differently.
3

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

2.
In light of your response to the above comment and in order to provide the readers with a better means to evaluate the extent to which your revenue streams are a function of credit extension and to evaluate the trends experienced in these revenue streams between periods, please revise your future filings to address the following pursuant to Item 303(a)(3) of Regulation S-K, Section III.B of SEC Release No. 33-8350 and Section III.D of SEC Release No. 33-6835:

•
Revise your MD&A in future filings to separately quantify the various revenue streams you characterize as finance fees, including the amount of factoring revenue and late fees, for each period presented. To the extent there are other revenue streams included in finance fees, identify the stream, describe the basis for computation, and provide quantification.

•
You disclose on page 35 that “Late fee revenue can also be impacted by changes in (i) late fee rates and (ii) increases or decreases in the number of customers with overdue balances.” Revise your MD&A in future filings to quantify the amount of increase or decrease in late fees due to each of these factors. Similarly, revise your MD&A in future filings to separately quantify the amount of payment processing fees that are based on a percentage of aggregate dollar amount versus the fees that are a fixed amount per transaction for each period presented.

•
Tell us whether you track customer receivables that were collected within the original 30 day contractual term and use that as a key metric to manage your business. In such case, revise your future filings to quantify the percentage of such customer receivables for each period presented.

•
Revise your future filings to discuss how you set late fee rates and how you determine when to change late fees. Disclose the range of late fee rates charged during each of the periods presented as well as the weighted average late fee rate for each period.

Revenue Streams:

In future filings, beginning with our Form 10-Q filed today, we will revise our MD&A to separately quantify the revenue streams we characterize as finance fees for each period presented as well as describing the basis for computation.

We see corporate payments differently.
4

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

For 2015, our finance fees consisted of the following:

Late fees	$67.4 million
Factoring fees	$15.6 million
Cardholder interest income	$5.6 million
All other	$0.4 million
Total finance fee revenue	$89.0 million

From a segment perspective, the finance fee revenue by segment was as follows:

Fleet Solutions	$ 83.6 million
Travel and Corporate Solutions	$ 0.3 million
Health and Employee Benefit Solutions	$ 5.1 million
Total Finance fee revenue	$ 89.0 million

As noted from the table above, finance fee revenue is significant only to our Fleet Solutions segment and, to a lesser extent, our Health and Employee Benefit Solutions segment. We will focus our MD&A discussion around disclosures in these segments. If finance fee revenue becomes material in our Travel and Corporate Solutions segment, or new sources of finance fee revenue are developed and become material, we will expand our disclosures accordingly. Please also see pages 32 and 37 in our second quarter Form 10-Q.

Late Fees and Payment Processing Fees:

We will revise our MD&A in future filings, beginning with our Form 10-Q filed today, to quantify how much of the late fee impact comes from changes in late fee rates and increases or decreases in overdue balances whether due to changes in the number of customers with overdue balances or otherwise. Please also see page 32 in our second quarter Form 10-Q.

With regard to the Staff’s comment regarding quantifying the amount of payment processing fees that are based upon a percentage of aggregate dollar amount versus the fees that are a fixed amount per transaction, our systems aggregate this data and do not allow us to separately identify the amounts coming from each type of fee arrangement, so we are unable to quantify the amounts requested.

We see corporate payments differently.
5

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

Customer Receivables:

Our systems track our customer receivables that are paid within the contractual due dates as this information is used in order to calculate late fees and because our bad debt provision calculation methodology is based upon the aging. However we do not consider this a key metric that is used to manage our business.

Within Note 5 to our consolidated financial statements, on page 78 of our Form 10-K, we disclose that at December 31, 2015 approximately 86% of our trade receivable balance was current and approximately 97% was less than 60 days past due. These ratios have been relatively consistent over time.

Setting of Late Fees:

In future filings, beginning with our Form 10-Q filed today, we will discuss how we set late fees and how we determine when to change late fees. We will also disclose the range of late fees charged during each period presented as well as the weighted average late fee rate for each period. Please also see page 32 in our second quarter Form 10-Q.

Notes to Consolidated Financial Statements
Note 5- Accounts Receivable and Reserves for Credit Losses, page 78

3.
We noted your response to our prior comment 2 that you do have other types of receivables that are considered immaterial to the overall financial results. Tell us the basis for your immateriality conclusion and whether they are considered to be immaterial to the segment or the company on a consolidated basis. Tell us whether you had any troubled debt restructurings pursuant to ASC 310-40-15 during the periods presented and if so, provide us with the amounts and nature of the modifications.

The other types of receivables that we referred to in our previous response related to receivables under our revolving credit program, which are not considered to be trade receivables since they are generated by a more traditional credit card program. We concluded that these receivables were immaterial to the Company on a consolidated basis because the aggregate balance of receivables associated with this product were approximately $1.1 million at December 31, 2015, which represented approximately 0.07% of accounts receivable and 0.03% of total assets. As noted on page 107 of our Form 10-K, total assets are not allocated to our segments.

We see corporate payments differently.
6

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

Regarding troubled debt restructurings, the nature of concessions granted to customers that are experiencing financial difficulties is infrequent and limited to extending the time to pay, placing the customer on a payment plan, or granting waivers of late fees. At December 31, 2015 and 2014, the aggregate balances of all customers that were on some type of payment modification or fee waiver, including both trade receivables and revolving credit receivables, was $1.2 million and $0.9 million, or less than 0.08% and 0.05% of accounts receivable, respectively. Consequently, we do not believe that such modifications are material.

Please also see our response to comment #4 below regarding future disclosures of troubled debt restructurings and the amounts and nature of modifications. Disclosures around troubled debt restructurings in future filings will be inclusive of all receivables.

4.
In order to provide the readers a better understanding of your receivable and fee modification programs for customers that are exhibiting financial difficulties, please revise your MD&A in future filings to address the following:

•
Discuss all your receivable and fee modification programs where a concession is granted to a customer for economic or legal reasons related to the customer’s financial difficulties, including those excluded from ASC 310-40-14 due to the nature of the receivable.

•
Clearly identify the type of modifications made and provide separate quantification of the modifications by type for each period presented. To the extent you believe that such modifications are not material, provide us with the amount of modifications by type in your response.

•	Discuss the trends in modifications granted between periods.

In future filings, beginning with our Form 10-Q filed today, we will revise our MD&A to discuss our receivable and fee modification programs when a concession is granted to customers experiencing financial difficulties. We will also discuss the trends between periods in our disclosures.

As noted above in our response to comment #3 above, at December 31, 2015, the aggregate balances of all customer receivables on some type of payment modification plan or fee waiver was approximately $1.2 million, or 0.08% of total receivables. Due to the immaterial amounts of total modifications, we do not track by type. Going forward, if total modifications become material, we will track by type and disclose accordingly.

We see corporate payments differently.
7

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

Please also see on pages 32 and 37 of our second quarter Form 10-Q.

Note 17-Non-Controlling Interest, page 99

5.
We noted your response to our prior comment 3 regarding the noncontrolling interests in UNIK (the “NCI”). Please elaborate in your response on the original terms including the exercise period and how the exercise price should be determined for the put and call, respectively. We remind you of the disclosure requirements under ASC 480-10-S99-3A paragraph 24. Further, please respond to the following:

•
We noted your response that UNIK had been generating operating losses so that you considered the NCI were not probable to be redeemed until Q3 2015. Tell us prior to Q3 2015, whether the milestones for the put to become exercisable had ever been met. Elaborate on how you concluded the NCI were not probable to be redeemed even though the redemption contingency had not actually been met, i.e., not currently redeemable and not probable to be redeemed. Tell us prior to Q3 2015, whether the redemption price based on the original purchase agreement would have been higher or lower than the then carrying value of the NCI after attributing income or loss of UNIK under ASC 810-10.

•
We noted in your response that the redemption value used for booking the accretion in Q3 2015 was determined using the updated forecasted EBITDA. We also noted on page 66 of your 2012 10-K that pricing for both the call and put options were based upon multiples of UNIK’s trailing twelve month EBITDA. Tell us why the forecasted EBITDA instead of the trailing twelve month EBITDA was used in the calculation of redemption price when you acquired the NCI.

•
Tell us at the time of your re-negotiating the call price with the sellers in Q3 2015, whether the original call was exercisable and whether the original call exercise price was higher or lower than the re-negotiated call price. Explain the excess of the re-negotiated call price over the original call price, if any.

The original terms of the call option allowed us to purchase all but not some of the non-controlling interest shares (“NCI shares”) during the option period upon written notice stating our intention to exercise the call. The original agreement contained two option periods. The first and second option periods were defined as the thirty day period from (but excluding) the date on which the audited financial statements of UNIK for the year ending December 31, 2014 and

We see corporate payments differently.
8

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

2015, respectively were approved by a duly constituted meeting of the shareholders of UNIK in accordance with Brazilian law. The call price for the NCI shares was A x B x C where:
A – was the NCI share ownership percentage
B – was a pre-agreed multiple ranging from 7.5 to 9.25 determined in relation to the agreed upon EBITDA targets
C – was the EBITDA of UNIK for the year ending December 31, 2014 or 2015 for the first or second call period, respectively.
The original terms of the put option allowed the NCI shareholders to require WEX to purchase all but not some of the NCI Shares if WEX did not exercise its call after the second call option period and the following two conditions were met (“Financial Hurdles”):

•	If EBITDA of UNIK as shown in its audited financial statements for the financial year ending December 31, 2015 is greater than or equal to Brazilian Real (BRL) 34.5 million

•
If there is no unpaid loss of UNIK greater than BRL2.0 million which has not been reflected in any audited financial statements of UNIK. Loss is defined as any and all direct losses, direct damages, liabilities, charges, costs, actions, proceedings, claims, demands, duties and expenses (including fines and penalties and reasonable and duly incurred fees and expenses of attorneys, accountants, consultants and experts).

If the put cannot be exercised because the Financial Hurdles have not been met, the NCI shareholders have the option to request WEX to waive such requirements and permit the exercise of the put. If WEX does not grant such waiver, the put may be exercised in the equivalent thirty day period in the following year once the Financial Hurdles have been met or waived by WEX. The put price is 90% of the WEX option price for the second option period.

The original terms were amended during August 2013 (“First Amendment”). The First Amendment excluded the EBITDA of FastCred, which was recently acquired by UNIK, from the EBITDA calculations in the call and put price. We believe the impact of the First Amendment reduced the likelihood of the NCI shareholders exercising their put right as holding such shares (assuming we did not exercise our call) would entitle the NCI shareholders to benefit from the results of the FastCred acquisition. The original terms were further amended during May 2014 (“Second Amendment”). The Second Amendment waived WEX’s right to exercise its first call

We see corporate payments differently.
9

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

option. The waiver was granted by WEX as a result of UNIK’s financial performance significantly lagging behind original plan and the need for the NCI shareholders to continue being involved with the business.
Prior to Q3 2015, the financial hurdles for the put to become exercisable had never been met. On a quarterly basis, since the closing date of the original transaction, we prepared and updated our forecast of UNIK’s annual EBITDA. Based on those forecasts, we determined that the put option was not currently redeemable and not probable of being redeemable, consistent with our treatment and accounting for the non-controlling interest through the quarter ended June 30, 2015. This was supported by the fact that our long-term forecasts as of Q4 2014, which forecasted through 2031, did not forecast UNIK achieving the financial hurdle relating to EBITDA at any point during the forecast period.
As noted above, the put price would have been based on the calculation of the second option period call price which uses December 31, 2015 financial information. Because we determined that the put option was not currently redeemable or probable of becoming redeemable, we did not evaluate the theoretical put option price as doing so was unnecessary. However, if we were to apply the put option pricing formula using any of UNIK’s recorded annual EBITDA amounts since acquisition (and assuming that WEX were to waive the financial hurdle), the calculated redemption price would not have exceeded the applicable carrying value of the non-controlling interest income or loss of UNIK under ASC 810-10.
The original call and put price are determined based on trailing twelve month EBITDA calculations. UNIK experienced significant, and previously unexpected, growth during 2015 with the introduction of a new line of business as well as significant operational changes, and in the third quarter of 2015, when we updated our forecasts, it was determined that it was then probable that the non-controlling interest would become redeemable during 2016. As such, during Q3 2015, we used the forecasted trailing twelve month EBITDA period ending December 31, 2015 to calculate the put price and record the accretion.
At the time of renegotiation, the original call was not exercisable and the forecasted original call price of approximately $26 million was lower than the renegotiated call price of approximately $46 million. The reason for the excess in purchase price was due to the finalization of our overall strategy for Brazil as we decided to further invest in the area. In order to execute on the strategy, we determined that waiting for the next call period (mid-2016) was impractical. Further, the call and put formulas on the NCI shares was done prior to the acquisition of

We see corporate payments differently.
10

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

FastCred which increased the value of UNIK along with the introduction of the new line of business. As such, a premium over the original call price was paid to purchase the NCI shares in August 2015 as opposed to waiting for the next call option period. We advise the Staff that while the re-negotiated purchase price paid is in excess of the original call price, it is not in excess of the fair value of the NCI shares acquired as calculated based on our updated UNIK forecasts. This is supported by our belief that the NCI shareholders would not have exercised their put option, but instead would have chosen to market their interests to a third party at a higher value. Had we relied on our right of first refusal to purchase the NCI shares, we believe the price we would have had to pay would have been significantly higher than the renegotiated call price.
Note 23- Segment Information, page 106

6.
We note you broke out payment processing revenue and other revenue for certain segments in your MD&A. Tell us how you considered the disclosure requirement under ASC 280-10-50-40, whether and why you believe payment processing and other services such as financing and factoring are considered a similar group of services.

In light of the Staff’s comments, and to ensure we have considered all relevant data, we have reconsidered our approach to disclosures on revenue streams from payment processing, financing and factoring revenue within our segment footnote as discussed in our responses to comments 1 and 2 above. In so doing, we considered the disclosure requirements prescribed by ASC 280-10-50-40 which provides that “a public entity shall report revenues for external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” While ASC 280-10-50-40 does not define what constitutes a “group of similar products and services,” we recognize that this requires professional judgment.
In order to provide the readers a better understanding of our revenue streams, in future filings, beginning with the Form 10-Q being filed today, we will revise our income statement and MD&A to separate payment processing revenue, account servicing revenue, financing revenue, and all other revenue. As noted above, within our MD&A we will also disclose the components of finance fee revenue and disclose separately the amount of interest where material.

We see corporate payments differently.
11

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

Form 8-K filed April 27, 2016
Exhibits 99.1 and 99.2

7.
We noted your response to our prior comment 5 that management evaluates the Company’s performance on an FX and PPG adjusted ANI basis. Please tell us whether either or both of “FX and PPG adjusted revenue” and “Adjusted net income attributable to WEX Inc., with net FX and PPG/hedge adjustments” are used by your chief operating decision maker for making decisions about allocating resources to the segments and assessing their performances. If this is the case, tell us how you considered ASC 280-10-50-27 to 50-29.

Our chief operating decision maker uses adjusted pre-tax income attributable to WEX Inc., adjusted net income, adjusted net income attributable to WEX Inc. with net FX and PPG/hedge adjustments, GAAP revenue, net FX and PPG adjusted revenue, as well as other measures, such as adjusted operating income, when making decisions about allocating resources to the segments and assessing their performance. Because our chief operating decision maker uses more than one measure in determining the allocation of resources, we include within the reported segment those measures that we believe are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in our consolidated financial statements.

8.
Please revise your future filings to exclude financial measures adjusted for PPG within your non-GAAP measure. We refer you to Questions 100.01 of our Compliance and Disclosure Interpretations (“C&DI”) available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company will revise our future filings, beginning with our Form 8-K filed on July 27, 2016, to exclude financial measures adjusted for PPG within our non-GAAP measure.
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

We see corporate payments differently.
12

WEX Inc.
97 Darling Avenue
South Portland, ME 04106

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information please do not hesitate to contact the undersigned at 207-523-6092. Thank you.
Sincerely,
/s/ Roberto Simon

Roberto Simon
Chief Financial Officer

cc:	Jonathan Wolfman, WilmerHale
Douglas Fici, Deloitte & Touche LLP
Hilary A. Rapkin, WEX Inc.

We see corporate payments differently.
13